The Royce Funds

745 Fifth Avenue
New York, NY 10151
(212) 508-4500
(800) 221-4268

January 14, 2014

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Larry Greene, Division of Investment Management

Re:	The Royce Fund
File Nos. 002-80348 and 811-03599

Dear Mr. Greene:

This letter is in response to telephonic comments received from you regarding Post-Effective Amendment No. 117 under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 119 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registration Statement on Form N-1A of The Royce Fund (the “Trust”). Set forth below are the Commission staff’s comments in italics along with the Trust’s responses to those comments. Today, the Trust is filing Post-Effective Amendment No. 119 under the 1933 Act and Amendment No. 121 under the 1940 Act (the “Amendment”) to the Trust’s Registration Statement on Form N-1A. The Amendment, which is being filed pursuant to Rule 485(b) under the 1933 Act, incorporates its responses to the Commission staff’s comments and makes certain non-material updating changes. Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Amendment.

1.	Comment: Please include the relevant Tandy representations in your response letter and submit such letter as Edgar correspondence.

Response: The Trust acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the Amendment; (ii) Commission staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the Amendment; and (iii) the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2.
Comment: Please confirm supplementally that each of the relevant Funds will not engage in derivatives transactions as part of its principal investment strategies. If so, please include disclosure consistent with the letter, dated July 30, 2010, from Barry D. Miller of the Commission staff to Karrie McMillan of the Investment Company Institute.

Response: The Trust hereby confirms that each of the relevant Funds will not engage in derivatives transactions as part of its principal investment strategies.

3.
Comment: Please confirm supplementally that Royce will not seek to recapture any amounts previously waived or reimbursed under the relevant Funds’ investment advisory fee waiver and expense reimbursement agreements.

Response: The Trust hereby confirms that Royce will not seek to recapture any amounts previously waived or reimbursed under the relevant Funds’ investment advisory fee waiver and expense reimbursement agreements.

4.
Comment: In the footnotes to the various fee tables regarding fee waiver/expense reimbursement arrangements, please list the specific types of fees and expenses that are excluded from such fee waiver/expense reimbursement arrangements.

Response: The requested disclosure was added to the Amendment. In particular, the Trust notes that the following items are excluded from the relevant Funds’ fee waiver/expense reimbursement arrangements: (i) brokerage commissions; (ii) taxes; (iii) interest; (iv) litigation expenses; (v) acquired fund fees and expenses; and (vi) other expenses not borne in the ordinary course of business.

5.
Comment: In the footnotes to the various fee tables regarding acquired fund fees and expenses, please include: (i) disclosure to the effect that acquired fund fees and expenses may represent a duplication of expenses for Fund shareholders and (ii) disclosure regarding specific limits on Fund investments in “hedge funds” and other private pooled investment vehicles.

Response: Because investment in other investment companies is not part of the principal investment strategies of any of the relevant Funds, the Trust has not included the requested disclosure in the fee table footnotes. The Trust has, however, added general disclosure to the SAI regarding acquired fund fees and expenses. The Trust notes that disclosure regarding the limits on Fund investments in other investment companies is already contained in the SAI.

6.
Comment: With respect to Royce International Premier Fund, please change its policy of investing “at least 80% of its net assets in the equity securities of companies with market capitalizations up to $5 billion at the time of investment” to one in which it invests “at least 80% of its net assets plus borrowing for investment purposes in the equity securities of companies with market capitalizations up to $5 billion at the time of investment (emphasis added).”

Response: Because Royce International Premier Fund’s Fundamental Policy 4 prohibits it from borrowing for investment purposes, the Trust believes that making the requested change would be confusing and potentially misleading to investors and therefore respectfully declines to make such change.

7.
Comment: Please consider the appropriateness of the relevant Funds’ definitions of “international companies” and “developing country companies.” In addition, please consider adding disclosure to the Prospectuses that the relevant Funds may invest in companies whose economic fortunes are linked to non-U.S. or developing countries but that do not meet their definition of an international company or a developing country company, respectively.

Response: Royce International Smaller-Companies Fund, Royce European Smaller-Companies Fund, and Royce International Premier Fund define international companies as those that are headquartered, organized, and/or whose stock principally trades outside of the United States. These Funds define developing country companies as those that are headquartered in developing countries. The Trust believes that these definitions comport with applicable Commission guidance and are appropriate. The Trust notes that all of the international company securities held as of a recent date by the above-referenced three Funds were categorized as such solely by reference to the headquarters of the relevant issuer. In light of that fact, the Trust will consider amending its definition of international company for all of its Funds to refer solely to the issuer’s headquarters. The Trust would not, however, plan to consider implementing any such change prior to the next annual update of its Prospectuses because making such a change would affect its other currently effective prospectuses.

The Trust has added disclosure to the Prospectuses and the SAI regarding the risks associated with Fund investments in companies whose economic fortunes are linked to foreign or developing countries but which do not meet the relevant Funds’ definition of an international company or a developing country company.

8.	Comment: Please list in the Prospectuses the specific types of equity securities in which each Fund may invest.

Response: When the Trust uses the term “equity securities” in its Prospectuses, it is using such term as it is explicitly defined under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Trust has added examples to the SAI of certain types of equity securities in which each Fund may invest that are consistent with the Exchange Act definition. The Trust also has added disclosure to the SAI to the effect that each Fund construes the term “equity securities” in accordance with the Exchange Act definition.

9.
Comment: In the principal investment policies section for the relevant Funds, please indicate that each Fund may invest in registered and unregistered investment companies and describe the risks associated with Fund investments in investment companies.

Response: The Trust notes that: (i) the relevant Funds generally do not invest more than five percent of their respective assets in investment companies; (ii) any Fund assets which are invested in investment companies are primarily invested in ETFs; and (iii) a portion of Fund assets which are invested in investment companies are allocated to non-U.S. companies which might qualify as “investment companies” within the meaning of the 1940 Act and the rules thereunder but which generally do not incur operating expenses in the same way as open-end and closed-end investment companies. In light of the forgoing, the Trust has added additional disclosure regarding the types of investment companies in which the Funds may invest and the risks associated with those investments to the SAI rather than to the Prospectuses.

10.	Comment: Please add disclosure to the Prospectuses to the effect that temporary defensive investing is inconsistent with the relevant Funds’ investment goals.

Response: The requested disclosure has been added to the Prospectuses.

11.
Comment: Please include disclosure in the Prospectuses regarding securities lending and its related risks to the extent such activity constitutes a principal investment strategy for any of the relevant Funds.

Response: The Trust hereby confirms that none of the relevant Funds will engage in securities lending as one of its principal investment strategies.

12.	Comment: Please add disclosure to the Prospectuses that the Trust has appointed an anti-money laundering compliance officer.

Response: The requested disclosure has been added to the Prospectuses.

13.
Comment: Under the “Investment Policies and Limitations” caption of the SAI, please add disclosure to the effect that compliance with each Fund’s investment policies regarding borrowing and investments in illiquid securities will be determined on a continuous basis rather than merely at the time of investment.

Response: The Trust has added disclosure to the effect that compliance with each Fund’s investment policies regarding borrowing will be determined on a continuous basis. The Trust did not, however, add the requested disclosure regarding Fund investments in illiquid securities because it does not want to create an inference that a Fund’s holding of more than 15% of its assets in illiquid securities would constitute a violation of its investment policies. That scenario could result from appreciation in the value of a Fund’s illiquid securities, declines in the value of a Fund’s liquid securities, and/or net redemptions from the Fund and would not, in fact, constitute a violation of the Fund’s investment policies. In such an instance, the Fund would not intentionally acquire additional illiquid securities.

14.
Comment: Under the “Investment Policies and Limitations” caption of the SAI, add disclosure that each Fund will take steps designed to ensure adequate liquidity in the event more than 15% of its assets are invested in illiquid securities.

Response: The Trust has added disclosure to the SAI to the effect that each Fund will take steps designed to ensure adequate liquidity in the event more than 15% of its assets are invested in illiquid securities. In connection therewith, the Trust also has added disclosure to the SAI that no Fund will be required to sell illiquid securities if the percentage of its assets invested in such securities exceeds 15%.

15.
Comment: Under the “Investment Policies and Limitations” caption of the SAI, please revise the last paragraph of page 7 to indicate that the Trust also interprets Fundamental Policy 8 in the same manner as Fundamental Policy 7.

Response: The requested change has been made to the SAI.

16.
Comment: Under the “Investment Policies and Limitations” caption of the SAI, please add disclosure to the effect that each Fund construes Fundamental Policy 10 (i.e., each Fund may not invest more than 25% of its assets in any one industry) to prohibit investing 25% or more of its assets in any one industry.

Response: Instruction 4 to Item 9(b) provides that funds must disclose any policy “to concentrate in securities of issuers in a particular industry or group of industries (i.e., investing more than 25% of a Fund’s net assets in a particular industry or group of industries) (emphasis added).” The Trust construes the Funds’ industry concentration policies in accordance with Form N-1A (i.e., industry concentration requires investing more than 25% of a Fund’s net assets in a particular industry or group of industries, not 25% or more). As a result, the Trust respectfully declines to add the requested disclosure to the SAI.

17.	Comment: Please add disclosure to the SAI regarding the risks associated with the re-investment of securities lending collateral.

Response: The requested disclosure has been added to the SAI.

18.
Comment: Please revise the biographical information relating to the Trustees to provide separate tables (or separate sections of a single table) for Trustees who are interested persons and for Trustees who are not interested persons.

Response: The Trust has revised the biographical information relating to the Trustees and the officers of the Trust to provide separate tables for interested Trustees, non-interested Trustees, and Trust officers.

19.
Comment: In the SAI tables that provide biographical information relating to the interested Trustees, the non-interested Trustees, and Trust officers, please change the last column heading from “Other Public Company Directorships” to “Other Public Company Directorships During Past 5 Years.”

Response: The requested change has been made to the Amendment.

20.	Comment: Please include all information and exhibits that were missing from Post-Effective Amendment No. 117 and Amendment No. 119 in your next filing.

Response: The following information has been included in this filing:

	•	ticker symbols for the Institutional Class and Investment Class of Royce International Smaller-Companies Fund;
	•	ticker symbol for the Investment Class of Royce European Smaller-Companies Fund;
	•	ticker symbol for the Investment Class of Royce International Premier Fund; and
	•	ticker symbol for the Consultant Class of Royce Special Equity Multi-Cap Fund;
	•	principal holders of shares;
•
distribution fee agreements for the Investment and Consultant Classes of Royce International Smaller-Companies Fund, Royce European Smaller-Companies Fund, Royce International Premier Fund, and Royce Special Equity Multi-Cap Fund; and

	•	consent of independent registered accounting firm.

We believe that the proposed modifications set forth in the Amendment are responsive to the Commission staff’s comments. Please contact me at (212) 508-4578 if you have any questions or comments.

Very truly yours,

/s/ John E. Denneen
John E. Denneen
General Counsel